E-WASTE CORP.

520 Stokes Road, Suite C1

Medford, NJ. 08055

Tel.: 914-420-2894

Email: john@isc-website.com

June 12, 2012

VIA EDGAR

Pamela A. Long,

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

1009 F Street, NE

Washington, DC 20549-7410

Re:	E-WASTE CORP. Request for Effectiveness File No. 333-180251

Dear Ms. Long:

We hereby request effectiveness of E-WASTE CORP’S registration statement on SEC Form S-1. By requesting accelerated effectiveness, we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing: and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are requesting an effective date and time of June 14, 2012 at 3:30 pm. This date and time has been selected to allow for adequate review of our request by the SEC.

Sincerely,

E-WASTE CORP.

/s/ John Maute

John Maute

President & Chief Executive Officer